

OPENDOOR SECURITIES, LLC

(LIMITED LIABILITY CORPORATION)

December 31, 2020

OPENDOOR SECURITIES, LLC
(LIMITED LIABILITY CORPORATION)
December 31, 2020

Table of Contents   Page

Confidential

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____**1/1/20**_____ AND ENDING _____**12/31/20**_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OpenDoor Securities, LLC**

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500
                              (No. and Street)

Jersey City   **New Jersey**   **07310**
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins   **603-216-8933**
                                                            (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

                    UHY LLP
                    (Name - if individual, state last, first, middle name)

1185 Avenue of the Americas   **New York**   **New York**   **10036**
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Susan M. Estes _____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____ OpenDoor Securities, LLC _____ , as of _____ December 31, 2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

_____
President & CEO
Title



_____
Notary Public

WARREN S. GREEN
Notary Public, State of New York
No. 02GR5039489
Qualified in New York County
Commission Expires March 5, 20**23**

This report* contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Cash Flows
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [✓] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [✓] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [✓] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [✓] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [✓] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [✓] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm:

UHY LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of OpenDoor Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OpenDoor Securities, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of OpenDoor Securities, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note G to the financial statements, the Company incurred significant net operating loss and had a limited cash and cash equivalents balance at yearend that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of OpenDoor Securities, LLC's management. Our responsibility is to express an opinion on OpenDoor Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OpenDoor Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

UHY LLP

We have served as OpenDoor Securities, LLC's auditor since 2018.

New York, NY
March 24, 2021

Financial Statements:

Statement of Financial Condition
December 31, 2020

Assets		
Cash & Cash Equivalents	$	814,596
Prepaid Expenses & Other		39,283
Total assets	$	853,879
Liabilities and member's equity		
Liabilities:		
Accrued Liabilities	$	57,999
Accounts Payable		112,618
Due to Parent		477,004
Liabilities		647,621
Member's Equity		206,258
Total liabilities and member's equity	$	853,879

See accompanying Notes to the Financial Statements

Notes to Financial Statements

NOTE A: ORGANIZATION AND NATURE OF THE BUSINESS

OpenDoor Securities, LLC ("OpenDoor" or "the Company") is a limited liability company incorporated in the State of Delaware. It is a wholly owned subsidiary of OpenDoor Trading, LLC ("Parent"), a limited liability company incorporated in the State of Delaware. The Company is subject to the rules and regulations of the Securities Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation. The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c-3(k)(2)(ii).

OpenDoor operates an all to all, session-based, fixed income trading platform focusing exclusively on Off-the-Run U.S. Treasury Securities and Treasury Inflation-Protected Securities (TIPS). OpenDoor's customers include many of the world's largest asset managers, pension funds, insurance companies, hedge funds, sovereign wealth funds, primary dealers and trading firms.

The Company was incorporated in January 2015 and became a FINRA registered broker-dealer on December 6, 2016. These financial statements are as of and for the year ended December 31, 2020.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the U.S ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Revenue Recognition

The Company earns revenue by charging a transaction fee on all trades matched on its trading platform. These orders are routed to our services provider, State Street Global Markets, LLC ("State Street"), a FINRA member firm for execution and clearance. The Company recognizes revenues and related clearing expenses on a trade date basis. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or the customer is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Interest income is recorded on an accrual basis.

3. Current Expected Credit Losses ("CECL")

 Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized

cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). For certain financial assets measured at amortized cost the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

At December 31, 2020, an allowance for credit losses was not considered necessary.

4. Off Balance Sheet Risks

The Company's policy is to continuously monitor its exposure to market and/or counterparty risk through its internal control procedures. In addition, the Company has a process of reviewing the creditworthiness and risk profile of each customer and/or other counterparty at the time of onboarding and periodically as part of its overall risk management policies and procedures.

5. Cash & Cash Equivalents

Cash and cash equivalents consist of cash on deposit and money market accounts. The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits. The uninsured excess is $564,596 at December 31, 2020.

6. Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. No provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the Parent member, who is responsible for any taxes thereon.

7. Incentive Unit Compensation

The Company's Parent awards restricted incentive units to Company employees, directors and other key individuals ("Participants") at fair value pursuant to the 2015 Restricted Unit Plan. This Plan is considered an Equity Plan. The Company accounts for the expense, associated with certain of these awards, allocated to the Company by the Parent, as compensation expense. Awards are measured based on the fair value of the unit at the date of grant and are expensed over the vesting period defined in the Restricted Incentive Unit Agreements.

As of December 31, 2020, the Parent had 44,812,771 unvested units outstanding.

8. Subsequent Events

The Company has evaluated subsequent events through March 24, 2021, the date the financial statements were available to be issued.

NOTE C: RELATED PARTY TRANSACTIONS

OpenDoor Trading, LLC ("Parent")

OpenDoor has an expense-sharing agreement with its Parent. OpenDoor is 100% owned by its Parent which maintains separate books and records. While most invoices that relate to the Parent are billed and paid by the Parent when feasible, the Company has incurred and paid expenses related to the Parent. Since the Company employs all personnel, employees identified as having dual responsibilities have compensation and related costs allocated to the Parent. In addition, the Parent's portion of legal, tax, Board fees and other miscellaneous costs are allocated to the Parent periodically. These reimbursements due are recorded as an intercompany receivable. On January 1, 2020 the Parent entered into a Reseller Agreement with the Company appointing the Company as its exclusive reseller of the Parent's electronic platform software and its related supporting services. As of December 31, 2020, the Company had a payable to the Parent of $477,004.

The Company records Incentive Unit compensation for awards granted by the Parent as further described in Note B.

NOTE D: NET CAPITAL REQUIRMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2020, the Company had Net Capital of $166,975 which was $123,800 in excess of the required Net Capital. The Company's percentage of aggregate indebtedness to net capital was 387.86% as of December 31, 2020.

NOTE E: RETIREMENT BENEFIT PLANS

OpenDoor has a 401(k) Profit Sharing Plan.

NOTE F: INCENTIVE UNIT COMPENSATION

The Parent sponsors the OpenDoor Trading, LLC 2015 Restricted Unit Plan ("Plan"). Under the Plan, Incentive Units ("Units") are reserved for issuance to full-time or part-time officers, employees, directors, managers, consultants and other key persons ("Participants") who will contribute to the Parent's and Company's long-term success. The Plan is administered by the Board of the Parent ("Administrator") consistent with the Parents Operating Agreement. The terms and conditions of each grant of Units including vesting, shall be determined by the Administrator, and such terms and conditions may differ among individual awards and Participants.

The Company recognizes incentive unit compensation in accordance with Participants vesting schedules and commensurate with the fair value of the Units (see NOTE B.8).

OPENDOOR SECURITIES, LLC
(LIMITED LIABILITY CORPORATION)
December 31, 2020

As of December 31, 2020, the number of Units authorized for issuance under the Plan is 163,100,000. The number of Units outstanding is 133,736,201 and the number available for grant is 29,363,799.

December 31, 2020

OpenDoor Trading (Parent) Restricted Unit Plan	Number of Units	Weighted Avg. Grant Fair Value
Non-vested outstanding units 1/1/2020	15,018,385	$ 0.0156
Granted	91,270,685	$ -
Vested	(55,432,700)	$ 0.0021
Forfeited	(6,043,599)	$ 0.0057
Non-vested outstanding units 12/31/2020	44,812,771	$ 0.0019

The outstanding Units are for a private company. The estimated fair value of the Units on the dates of grant during 2020 was based on the Black-Scholes options pricing model. The following assumptions were used:

Risk free interest rate	0.85%
Volatility Factor	35%
Unit Price	$ -

NOTE G: GOING CONCERN

The financial statements have been prepared on a going concern basis which assumes the Company will have sufficient cash to pay its debts, as and when they become payable, for a period of at least 12 months from the date of this financial report.

The Parent, who has planned its continuing support for a minimum of 12 months from the date of issuing these financial statements, and the Company have prepared a cash flow forecast which indicates that the entity does not have sufficient cash to meet its minimum expenditure commitments and support its current level of corporate overhead and therefore needs to raise additional funds to continue as a going concern.

To address the future additional funding requirements the Board of Directors of the Parent have undertaken the following initiatives:

- entered into discussions to secure additional equity funding from current or new shareholders;
- undertaken a program to continue to monitor the ongoing working capital requirements and minimum expenditure commitments; and

- continued their focus on maintaining an appropriate level of corporate overhead in line with the Company's available cash resources.

Though no assurance can be given, the Parent's directors expect that they will be able to complete a capital raise in addition to continued revenue growth. This combination will provide the Company with sufficient funding to meet its minimum commitments and support its planned level of overhead expenditures. Therefore, it is appropriate to prepare the financial statements on the going concern basis.

 As a result, substantial doubt continues to exist about the ability of the Company to continue as a going concern within one year from March 24, 2021, the date that these financial statements were available to be issued.